# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Global Ltd., CIK 0001570585
CUSIP: G61188119
Title of class of securities: Class B Common Shares
Address of issuer's principal executive offices: 1550 Wewatta Street, Suite 1000, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 05/02/2025
Amends the filing with accession number 0001047469-04-020921
Filed by CIK 0000937797
Persons authorized to receive notices and communications: Steven Miller, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, 303-324-3828

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,677,225; shared voting power 110,148; sole dispositive power 8,677,225; shared dispositive power 110,148; aggregate amount beneficially owned 8,787,373 (67.8% of the class)
  Comment: Note to Row 7: John C. Malone ("Mr. Malone") together with Michael T. Fries ("Mr. Fries") may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the previously filed Letter Agreement, dated as of February 13, 2014, among Mr. Fries, Mr. Malone and the Malone LG 2014 Charitable Remainder Unitrust (the "Malone Voting Agreement"). Mr. Malone expressly disclaims membership in such a group.
  
  Note to Rows 7, 9, and 11: Includes 8,677,225 Liberty Global Class B common shares, par value $0.01 per share (the "Class B Shares"), held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the "Malone Trust"). Mr. Malone retains sole voting and dispositive power with respect to the common shares held by the Malone Trust.
  
  Note to Rows 7, 9, and 11: Includes 110,148 Liberty Global Class B ordinary shares held by two trusts (the "Trusts") managed by an independent trustee (and in the case of one such Trust, also co-managed by one of Mr. Malone's adult children), of which the beneficiaries are Mr. Malone's adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held in the Trusts.
  
  Note to Row 13: Calculated based upon the 12,968,658 shares of Class B Shares outstanding as of April 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 2, 2025. Each Class B Share is entitled to 10 votes, whereas each Liberty Global Class A common share, par value $0.01 per share (the "Class A Shares"), is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 30.4% of the voting power with respect to a general election of directors of the Issuer, calculated based on 173,796,559 Class A Shares and 12,968,658 Class B Shares outstanding as of April 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 2, 2025. See Item 5.
  
  This Amendment No. 12 to the Schedule 13D relates to two series of Issuers common shares, the Class A Shares and the Class B Shares. Due to technical limitations of only being able to enter nine alpha numeric characters on the facing sheet of this Amendment No. 12, we are filing two versions of this Amendment No. 12 that amend the same Schedule 13D. The first relates to the Class A Shares (CUSIP: G61188 101). The second relates to the Class B Shares (CUSIP: G61188 119).

## Item 1. Security and Issuer
Title of class of securities: Class B Common Shares
Name of issuer: Liberty Global Ltd.
Address of issuer's principal executive offices: 1550 Wewatta Street, Suite 1000, Denver, Colorado (CO), 80202
Comment: This Amendment No. 12 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by John C. Malone ("Mr. Malone") with the Securities and Exchange Commission (the "SEC") on June 17, 2004 (the "Original Statement"), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on January 18, 2005 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on June 27, 2005 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on September 3, 2009 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on February 22, 2013 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on June 28, 2013 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on February 18, 2014 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on November 16, 2015 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on May 25, 2016 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on July 5, 2017 ("Amendment No. 10") and Amendment No. 11 thereto filed with the SEC on January 8, 2018 ("Amendment No. 11") and relates to (i) the Liberty Global Class A common shares, nominal value $0.01 per share (the "Class A Shares"), of Liberty Global Ltd., a Bermuda exempted company limited by shares (the "Issuer"), and (ii) the Liberty Global Class B common shares, nominal value $0.01 per share, of the Issuer (the "Class B Shares" and, together with Liberty Global Class C common shares, nominal value $0.01 per share, the "Common Shares"). The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 are collectively referred to as the "Statement.". Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Statement. Except as set forth herein, the Statement is unmodified.

## Item 2. Identity and Background
Name of person filing: John C. Malone
Residence or business address: c/o Liberty Media International, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112
Present principal occupation or employment: Mr. Malone is the Chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Malone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Malone is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Malone beneficially owns (without giving effect to the conversion of Class B Shares into Class A Shares) (i) 4,531,893 Class A shares, including (A) 174,821 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 2.6% of the outstanding Class A Shares, and (ii) 8,787,373 Class B Shares, including (A) 110,148 shares held by two trusts (the "Trusts") managed by an independent trustee whose beneficiaries are Mr. Malone's adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 8,677,225 shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the "Malone Trust")), which represent approximately 67.8% of the outstanding Class B Shares.

The foregoing percentage interests are calculated based on the 173,796,559 shares of Class A Shares outstanding as of April 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 2, 2025. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 30.4% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust and the Malone Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts collectively hold 110,148 Class B Shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. Fries set forth in the Malone Voting Agreement.

In addition, Mr. Malone together with the Malone Trust and Mr. Fries may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. Fries.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Malone beneficially owns (without giving effect to the conversion of Class B Shares into Class A Shares) (i) 4,531,893 Class A shares, including (A) 174,821 shares held by the LM Revocable Trust, which represent approximately 2.6% of the outstanding Class A Shares, and (ii) 8,787,373 Class B Shares, including (A) 110,148 shares held by the Trusts and (B) 8,677,225 shares held by the Malone Trust, which represent approximately 67.8% of the outstanding Class B Shares.

The foregoing percentage interests are calculated based on the 173,796,559 shares of Class A Shares outstanding as of April 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 2, 2025. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 30.4% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust and the Malone Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts collectively hold 110,148 Class B Shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. Fries set forth in the Malone Voting Agreement.

In addition, Mr. Malone, together with the Malone Trust and Mr. Fries may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. Fries.
Transactions in the class effected during the past sixty days: No acquisition or disposition by Mr. Malone has occurred in the past 60 days. Mr. Malone is filing this Amendment to report a change in his beneficial ownership percentage resulting from a stock buyback conducted by the Issuer pursuant to its share repurchase program.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (05/13/2025)